                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              WORLDPAGES.COM, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                   981922 10 7
                                   00751B 10 6
                                   -----------
                                 (CUSIP Number)

                                Rod K. Cutsinger
                         1717 St. James Place, Suite 350
                              Houston, Texas 77056
                                 (713) 599-0101

                                    Copy to:

                              Edgar J. Marston III
                          Bracewell & Patterson, L.L.P.
                         2900 South Tower Pennzoil Place
                                  711 Louisiana
                              Houston, Texas 77002
                                 (713) 223-2900
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 26, 2001
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 00751B 10 6

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NUMBER

    Rod K. Cutsinger, individually and as trustee
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,181,664 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,181,664
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,181,664 shares, includes 1,287,327 shares as to which beneficial ownership is denied
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.02%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN; 00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 00751B 10 6

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NUMBER

    Sue Nan and Rod Cutsinger Foundation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           263,743 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    263,743 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     263,743 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

         Capitalized terms that are not otherwise defined in this Amendment No. 2 have the meanings ascribed to them in the original Schedule 13D filed with the Securities and Exchange Commission on March 2, 1998 ("Original Filing") by Rod
K. Cutsinger, Consolidation Partners Founding Fund, L.L.C. ("CPFF") and Consolidation Partners, L.L.C. ("Consolidation Partners") with respect to the Common Stock, $.0001 par value of Advanced Communications Group, Inc. (the "Company").

         The Original Filing as amended by Amendment No. 1 to the Original Filing filed with the Securities and Exchange Commission on March 12, 2001 ("Amendment No. 1") is hereby supplemented and amended to the extent set forth in this Amendment No. 2.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as set forth in this Amendment No. 2, none of Rod K. Cutsinger, individually and in his capacity as Trustee of the BKC Trust and the JNC Trust, or the Foundation has any plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of any securities of the Company; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any other material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes to the Company's Certificate of Incorporation or By-Laws or other action which may impede the acquisition of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; or (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Nevertheless, in his capacity as a member of the board of directors of


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the Company, Mr. Cutsinger may be called upon to consider and act upon one or more of the foregoing types of transactions in the ordinary course of the performance of his duties as a director.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth the number of shares beneficially owned by Rod K. Cutsinger, individually and in his capacity as Trustee of the BKC Trust and the JNC Trust, and by the Foundation, in each case as of April 30, 2001:

            OWNER                                                SHARES BENEFICIALLY OWNED
----------------------------  ----------------------------------------------------------------------------------------
                                  SOLE VOTING               SHARED                                         PERCENTAGE
                                      AND                 VOTING AND                                           OF
                                  DISPOSITIVE             DISPOSITIVE                                      OUTSTANDING
                                     POWER                   POWER                    TOTAL                 SHARES(6)
                              ------------------  -------------------------- ----------------------  ----------------
Rod K. Cutsinger,
individually and as Trustee
of BKC Trust and JNC Trust            -0-             5,181,664(1)(2)(4)          5,181,664(2)               11.02%
Foundation                        263,743(3)              -0-                       263,743(3)                 .56

(1) Subject to shared power of spouse under applicable Texas marital property laws with respect to 3,944,337 shares of Common Stock.

(2) Includes an aggregate of 973,584 shares of Common Stock held by Rod K. Cutsinger, in his capacity as sole Trustee of the BKC Trust and the JNC Trust, as to which Mr. Cutsinger, in his individual capacity, disclaims any beneficial ownership.

(3) These shares of Common Stock are owned by the Foundation of which Rod K. Cutsinger is one of four directors. Mr. Cutsinger disclaims any beneficial ownership in such shares.

(4) Includes an aggregate 4,867,921 shares of Common Stock held by Rod K. Cutsinger in his capacity as sole Trustee of the BKC Trust and the JNC Trust, as to which Mr. Cutsinger has granted an irrevocable proxy to Merger Sub in connection with the Merger Agreement.

(5) 47,029,545 shares of Common Stock include are reflected as outstanding at April 30, 2001 according to the Company's Form 10-K/A for the fiscal year ended December 31, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On April 27, 2001, the Company publicly "announced that its board of directors has unanimously approved and signed a definitive merger agreement with TransWestern Publishing Company LLC, one of America's largest independent telephone directory publishers." As a director and significant stockholder of the Company, Rod K. Cutsinger agreed to enter into a Voting Agreement and Irrevocable Proxy as an inducement and a condition to the execution of the Merger Agreement by WorldPages Merger Subsidiary, Inc., a Delaware corporation ("Merger Sub"), a wholly owned subsidiary of TransWestern Publishing Company LLC ("TransWestern"). Pursuant to the Voting Agreement dated as of April 21, 2001, by and among Merger Sub, TransWestern and Mr. Cutsinger, individually and in his capacity as Trustee of Brad K. Cutsinger 1985 Trust and Jill Noel Cutsinger 1985 Trust on behalf of such Trusts (the "Voting Agreement"), Mr. Cutsinger has agreed to vote (or cause to be voted) the 4,867,921 shares of Common Stock of the Company beneficially owned by him (the "Subject Shares") in the manner directed by the Merger Sub at its sole discretion with respect to the adoption and approval of the merger agreement dated as of April 26, 2001 by and among the TransWestern, Merger Sub and the Company (the "Merger Agreement") and the transactions contemplated thereby. In connection with the execution of the Voting Agreement, Mr. Cutsinger delivered to Merger Sub an Irrevocable Proxy, a copy of which is attached as Exhibit A to Exhibit E-1, granting Merger Sub the right to vote, at its sole discretion, the Subject Shares in a manner consistent with the Voting Agreement.

         Exhibit E-1 is incorporated herein, in its entirety, by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         E-1. Voting Agreement, dated April 26, 2001, by and among WorldPages
              Merger Subsidiary, Inc., WorldPages.com, Inc. and Rod. Cutsinger, individually and in his capacity as Trustee of the Brad K. Cutsinger 1985 Trust and Jill Noel Cutsinger 1985 Trust.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct. Dated: May 25, 2001.


                                       /s/ Rod K. Cutsinger
                                       -----------------------------------------
                                       Rod K. Cutsinger



                                       SUE NAN AND ROD CUTSINGER FOUNDATION



                                       By: /s/ Rod K. Cutsinger
                                           -------------------------------------
                                               Rod K. Cutsinger, Trustee

                                 EXHIBIT INDEX

Exhibit No.            Description of Exhibit
-----------            ----------------------
  99.1                 Voting Agreement (Rod Cutsinger)